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                                                              EXHIBIT 16



February 25, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:    Net Value Holdings, Inc.
                File Reference No. 333-88629

Dear Sir or Madam:

         We were previously the principal accountant for Net Value Holdings, Inc. and under the date of April 30, 1999 (except for Notes 2 and 4, for which the date is December 3, 1999), we reported on the consolidated financial statements of Net Value Holdings, Inc. as of and for the years ended December 31, 1996, 1997 and 1998. On February 22, 2000, our appointment as principal accountant was terminated. We have read Net Value Holdings, Inc.'s statements, included under Item 4 of its Form 8-K dated February 25, 2000, and agree with such statements.

Very truly yours,



/s/ L. J. Soldinger Associates
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L. J. Soldinger Associates